Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

19 July 2007

Barclays Recommended Merger with ABN AMRO – Update on Offer

In their announcement of 2 July 2007, Barclays PLC (“Barclays”) and ABN AMRO Holding N.V. (“ABN AMRO”) indicated that an announcement on the availability of the formal Barclays’ offer documentation was to take place on or before 23 July 2007. Good progress continues to be made in relation to the pre-conditions, documentation and regulatory change of control approvals. Since the regulatory review processes relating to the documentation, including with the SEC, are not yet completed, the AFM has agreed an extension so that an announcement on the formal offer documentation being available can be made on or before 6 August 2007.

Launch of the Barclays’ offer will be subject to the satisfaction of the pre-conditions referred to in the original press release dated 23 April 2007. In relation to the offer, Barclays is considering possible alternative offer structures, including introduction of a partial cash consideration element into the Offer. No decision has yet been taken but Barclays will make further announcements as, if and when due under applicable rules and regulations. If any changes to Barclays’ offer were made they would be consistent with its prior public statements regarding the strict financial criteria it applies to merger and acquisition transactions and ensuring that the terms of any transaction are in the interests of its existing shareholders.

This is an announcement within the meaning of article 9b paragraph 1 of the Dutch Securities Market Supervision Decree (Besluit toezicht effectenverkeer 1995).

Enquiries:

ANALYSTS AND INVESTORS

Mark Merson +44 20 7116 5752

James S Johnson +44 20 7116 2927

MEDIA

Stephen Whitehead +44 20 7116 6060

Alistair Smith +44 20 7116 6132

SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the “Restricted Jurisdictions”). Such persons should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the SEC a Registration Statement on Form F-4 (“Form F-4”), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final documents, however, are not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.